

Mail Stop 6010

October 3, 2008

VIA U.S. MAIL

Mr. Kevin S. Herrmann
Chief Financial Officer
Ballantyne of Omaha, Inc.
4350 McKinley Street
Omaha, NE 68112

      **RE: Ballantyne of Omaha, Inc.
            Form 10-K for the fiscal year ended December 31, 2007
            Filed April 1, 2008
            File No. 001-13906**

Dear Mr. Herrmann:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Brian Cascio
                    Accounting Branch Chief